May 4, 2012

Via:  EDGAR

Securities and Exchange Commission
100 "F" Street NE
Washington, D.C.   20549
Attn: Mark Cowan


Re: 	Symetra Life Insurance Company ("Symetra Life")
	Symetra Resource Variable Account B
	File  Nos.  333-178461/811-4716

Commissioners:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned, the sponsor and depositor of Symetra Resource Variable Account B, hereby respectfully requests that the effective date for the above captioned Registration Statement on Form N-4, as amended, be accelerated to May 7, 2012.

Symetra Life and Symetra Resource Variable Account B are aware of their responsibilities under the federal securities laws as participants in the public offering of the securities specified in the form N-4 for Symetra Resource Variable Account B.

Symetra Life Insurance Company on behalf of Symetra Resource Variable Account B acknowledges that:

	-	The Separate Account is responsible for the adequacy and
		accuracy of the disclosures in the filings;

	-	The Staff's comments or suggested changes to the disclosure in
		response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

	-	The Separate Account may not assert staff comments as a
		defense in any proceeding initiated by the Commission under the federal securities laws of the United States.


If you have any questions, please call Jacqueline M. Veneziani at (425)
256-5026.

Sincerely,


/s/ Thomas M. Marra
------------------------------------------
Registrant, Symetra Resource Variable Account B
Thomas M. Marra, President, Symetra Life Insurance Company


/s/ Kevin D. Knull
------------------------------------------
Principal Underwriter, Symetra Securities, Inc.
Kevin D. Knull, President